UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                           OCWEN FINANCIAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    675746309
                                 (CUSIP Number)

                                  Verna Ramirez
                           Angelo, Gordon & Co., L.P.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 692-8270
                            --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 14, 2008
                             ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.SS.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule SS.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         Continued on following page(s)
                               Page 1 of 10 Pages

CUSIP NO. 675746309                                          PAGE 2 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      2,150,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       2,150,000
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,150,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      3.44%

14       Type of Reporting Person (See Instructions)

                                     IA; PN

CUSIP NO. 675746309                                          PAGE 3 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,150,000
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       0
  With
                            10            Shared Dispositive Power
                                               2,150,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,150,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      3.44%

14       Type of Reporting Person (See Instructions)

                                     IN; HC

CUSIP NO. 675746309                                          PAGE 4 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 [ ]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      0
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     2,150,000
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       0
  With
                            10            Shared Dispositive Power
                                               2,150,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,150,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      3.44%

14       Type of Reporting Person (See Instructions)

                                     IN; HC

CUSIP NO. 675746309                                          PAGE 5 OF 10 PAGES



ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares") of Ocwen Financial Corporation, a Florida corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "AG Reporting Persons"): Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"); John M. Angelo, a United States citizen ("Mr. Angelo"); and Michael L. Gordon, a United States citizen ("Mr. Gordon").

     Mr. Angelo is a managing member of JAMG LLC, which is the sole general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon. Mr. Angelo serves as the chief executive officer of Angelo Gordon. Mr. Gordon is the other managing member of JAMG LLC and is the chief operating officer of Angelo Gordon. The principal business address of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

     During the last five years, none of the AG Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt or other financing to repurchase the outstanding (i) 3.25% Contingent Convertible Unsecured Senior Notes due 2024 (the "Convertible Notes") issued pursuant to the indenture, dated as of July 28, 2004, between the Issuer and the Trustee (as defined therein) and (ii) 10.875% Junior Subordinated Debentures due 2027 (the "Subordinated Debentures") issued pursuant to the indenture, dated as of August 5, 1997, between the Issuer and the Trustee (as defined therein). The Investors (as defined in Item 4 below) expect that the Issuer will not have more debt, and will more likely have less debt, than it currently has as a result of the transaction. In addition, it is anticipated that certain Shares currently held by Mr. Erbey, E. Elaine Erbey, FF Plaza Partners, a Delaware partnership, Delaware Permanent Corporation, a Delaware corporation, and Erbey Holding Corporation, a Delaware corporation (collectively, the "Management Reporting Persons") will be exchanged (the "Stock Exchange") for a class of common stock of the Issuer (the "Class B Common Stock"), which will in turn be converted in the merger into shares of a corporation that will own the surviving company in the merger. Members of the Issuer's senior management team and certain other existing shareholders of the Issuer also may engage in the Stock Exchange, thus exchanging some or all of their Shares for Class B Common Stock which will be converted in the merger into shares of a corporation that will own the surviving company in the merger. The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

CUSIP NO. 675746309                                          PAGE 6 OF 10 PAGES


ITEM 4. PURPOSE OF TRANSACTION.

     On January 14, 2008, Mr. Erbey, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, delivered a letter (the "Proposal Letter") to the Board of Directors of the Issuer in which it was proposed that Mr. Erbey, together with investors that are expected to include funds managed by Oaktree Capital Management, L.P. and Angelo Gordon (collectively, the "Sponsors" and, together with the Management Reporting Persons, the "Investors"), would offer to acquire by merger, for a purchase price of $7.00 in cash per share, all of the outstanding Shares, other than any Shares held by any of the Investors and members of the Issuer's senior management team and certain other existing shareholders of the Issuer that are to be invested in the transaction by way of the Stock Exchange (the "Proposal").

     As described in the Proposal Letter, the Investors understand that a special committee of independent directors of the Issuer authorized to retain independent financial and legal advisors (the "Special Committee") will consider the Proposal. To facilitate that review, the Investors intend to provide shortly a proposed merger agreement into which they would be prepared to enter. The Investors have noted that they are prepared to move very quickly to finalize the definitive transaction and related documents and that in connection with the execution of a definitive merger agreement, they would expect to provide equity commitment letters for all amounts necessary to effect the transaction. No binding obligation on the part of the Investors or the Issuer will arise with respect to the Proposal or any transaction unless and until a definitive merger agreement satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer's Board of Directors is executed and delivered.

     On January 14, 2008, the Investors entered into letter agreements (the "Letter Agreements") with each of the Sponsors that, among other things, (A) prohibits the Management Reporting Persons from (1) soliciting, initiating or knowingly encouraging the submission of any Company Takeover Proposal (as defined therein), or taking any action knowingly designed to facilitate any Company Takeover Proposal, (2) engaging in or participating in any discussions or negotiations regarding any Company Takeover Proposal or (3) furnishing to any person any information with respect to any Company Takeover Proposal; and (B) obligates the Management Reporting Persons to vote their Shares beneficially owned (1) in favor of (a) any merger or related transaction agreed to by the Investors and the Issuer and (b) any proposal to adjourn any meeting of the shareholders of the Issuer which any member of the Buyer Group (as defined therein) supports, and (2) against any Company Takeover Proposal.

     The AG Reporting Persons reserve the right to acquire additional securities of the Issuer in transactions other than as described above, to dispose of any such securities at any time and to formulate new or additional plans or proposals relating to their interests in the Issuer.

     The information set forth is this Item 4 is qualified in its entirety by reference to the Proposal Letter and each Letter Agreement incorporated by reference to that certain Amendment No. 1 to Schedule 13D filed by the Management Reporting Persons on January 15, 2008 (the "Management 13D/A").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the Date of Event, the AG Reporting Persons were the indirect beneficial owners of 2,150,000 Shares, which were acquired in ordinary course trading activities and are held for the account of private investment funds and accounts for which Angelo Gordon acts as investment advisor (the "AG Funds"). According to the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, the number of Shares outstanding as of November 5, 2007 was 62,527,360. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 3.44% of the total number of Shares outstanding.

CUSIP NO. 675746309                                          PAGE 7 OF 10 PAGES


     As a result of the matters described in Item 4 above, the AG Reporting Persons may be deemed to constitute a "group," within the meaning of Section 13(d)(3) of the Exchange Act, with certain Management Reporting Persons. Accordingly, the AG Reporting Persons may be deemed to beneficially own any Shares that may be beneficially owned by such persons. The AG Reporting Persons do not have affirmative information about any such Shares that may be beneficially owned by such other persons, other than 19,697,673 Shares reported as beneficially owned by the Management Reporting Persons on the Management 13D/A. The AG Reporting Persons hereby disclaim beneficial ownership of any Shares that may be beneficially owned by the Management Reporting Persons and their respective affiliates or such other persons.

               (b)

                    (i) Angelo Gordon may be deemed to have sole power to direct the voting and disposition of 2,150,000 Shares.

                    (ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of 2,150,000 Shares.

                    (iii) Mr. Gordon may be deemed to have shared power to
                         direct the voting and disposition of 2,150,000 Shares.

               (c) There have been no transactions with respect to the Shares by any of the Reporting Persons during the 60-day period preceding the Date of Event.

               (d) The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The description of the Proposal set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

     Except for the arrangements described in Items 4 and 5(d) above, to the best knowledge of the AG Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Joint Filing Agreement, dated January 24, 2008, by and among Angelo Gordon, Mr. Angelo and Mr. Gordon.

CUSIP NO. 675746309                                          PAGE 8 OF 10 PAGES


     Exhibit B - Proposal Letter, dated January 14, 2008 (incorporated by reference to Exhibit 7.01 to Amendment No. 1 to Schedule 13D filed by the Management Reporting Persons on January 15, 2008).

     Exhibit C - Letter Agreement, dated January 14, 2008, among Mr. Erbey, the Issuer and OCM Principal Opportunities Fund IV, L.P. (incorporated by reference to Exhibit 7.02 to Amendment No. 1 to Schedule 13D filed by the Management Reporting Persons on January 15, 2008).

     Exhibit D - Letter Agreement, dated January 14, 2008, among Mr. Erbey, the Issuer and Angelo Gordon (incorporated by reference to Exhibit 7.03 to Amendment No. 1 to Schedule 13D filed by the Management Reporting Persons on January 15,
2008).

CUSIP NO. 675746309                                          PAGE 9 OF 10 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    January 24, 2008                              ANGELO, GORDON & CO., L.P.


                                                       By: /s/ Michael L. Gordon
                                                           -----------------------------------------
                                                           Name:  Michael L. Gordon
                                                           Title: Chief Operating Officer

Date:    January 24, 2008                              JOHN M. ANGELO


                                                       /s/ John M. Angelo
                                                       ---------------------------------------------

Date:    January 24, 2008                              MICHAEL L. GORDON


                                                       /s/ Michael L. Gordon
                                                       ---------------------------------------------



CUSIP NO. 675746309                                          PAGE 10 OF 10 PAGES



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock, $0.01 par value per share, of Ocwen Financial Corporation, dated as of January 24, 2008, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    January 24, 2008                              ANGELO, GORDON & CO., L.P.


                                                       By: /s/ Michael L. Gordon
                                                           -----------------------------------------
                                                           Name:  Michael L. Gordon
                                                           Title: Chief Operating Officer

Date:    January 24, 2008                              JOHN M. ANGELO


                                                       /s/ John M. Angelo
                                                       ---------------------------------------------

Date:    January 24, 2008                              MICHAEL L. GORDON


                                                       /s/ Michael L. Gordon
                                                       ---------------------------------------------
